UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50313
SURREY BANCORP
(Exact name of registrant as specified in its charter)

145 North Renfro Street
Mount Airy, North Carolina 27030

Telephone Number: (336) 783-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

*Explanatory Note: Surrey Bancorp is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons. Surrey Bancorp is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate the registration of its Common Stock, no par value per share, under Section 12(g) of the Act.

Approximate number of holders of record as of the certification or notice date:     815

Pursuant to the requirements of the Securities Exchange Act of 1934, Surrey Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SURREY BANCORP

(Registrant)

Date: May 31, 2016	By:	/s/ Mark Harrison Towe
Mark Harrison Towe
Chief Financial Officer